Dreyfus Investment Grade Bond Funds, Inc.

================== DREYFUS INFLATION ADJUSTED SECURITIES FUND ==================
==================== DREYFUS PREMIER SHORT-TERM INCOME FUND ====================
==================== DREYFUS PREMIER YIELD ADVANTAGE FUND =====================
The Funds did not hold any voting securities and accordingly did not vote any
proxies during the reporting period.

================== DREYFUS INTERMEDIATE TERM INCOME FUND ====================

NEXTEL PARTNERS, INC.

Ticker: Security ID: 65333FAR8
Meeting Date: NOV 2, 2006   Meeting Type: Written Consent
Record Date: SEP 29, 2006

#	Proposal	Mgt Rec	Vote Cast	Sponsor
1	THE ADOPTION OF CERTAIN PROPOSED AMENDMENTS TO THE INDENTURES.	None	For	Management